Exhibit 99.1

Todos Medical Announces US FDA Emergency Use Authorization Allowed for Gnomegen COVID-19 PCR Test Kits

●	Gibraltar Brothers & Associates, LLC has entered into agreements with Gnomegen, LLC to supply Todos with its proprietary Real Time digital PCR Test Kits for COVID-19

REHOVOT, Israel, SINGAPORE and NEW YORK (April 21, 2020) – Todos Medical Ltd. (OTCQB: TOMDF), a commercial in vitro diagnostics company focused on the development of blood tests for the early detection of cancer and neurodegenerative disorders, as well as point-of-care and lab-based tests for COVID-19, today announced that Gnomegen LLC (“Gnomegen”) has received Emergency Use Authorization (“EUA”) from the US Food & Drug Administration (FDA) for its real-time digital polymerase chain reaction (RT-Digital PCR Detection) diagnostic test for COVID-19. Gibraltar Brothers & Associates, LLC, a US-based subsidiary of Shanghai Liangrun Biomedicine Technology Co., has added Gnomegen as a supplier of PCR Test Kits to Todos under Gibraltar’s existing agreements with Todos, thereby allowing Todos to use the Gnomogen PCR Test Kits for its CLIA laboratory services business, as well as for distribution through Todos’ network.

Todos is currently validating Gnomegen’s PCR Test Kits in its partner CLIA lab (Provista) where it is also in validation for automated extraction machines to achieve High Throughput status with Centers for Medicare and Medicaid Services (CMS). On April 15, 2020, CMS increased its payment rates for High-Throughput SARS-CoV-2 diagnostic tests that use high-throughput technologies allowing for increased capacity and faster results to $100 per test. A High-Throughput testing lab can process at least 200 specimens per day using “highly-sophisticated equipment that requires specially trained technicians and more more-intensive processes to assure quality,” according to CMS. Provista expects that it can scale up to a capacity of up to 2,000 PCR diagnostic tests per day in May 2020. Provista intends to offer lab services for customers who utilize a variety sample collection methods, including oropharyngeal, nasopharyngeal, stool and saliva.

“We are very pleased to see Gnomegen’s PCR Test Kits achieve EUA status with the US FDA,” said Gerald Commissiong, President & CEO of Todos. “Gnomegen’s highly sensitive RT Digital PCR test kits are especially promising given the high sensitivity for RT digital PCR. This will be a great addition to our partner 3D Med’s automated extraction machine which allows for significantly increased throughput over traditional lab workflows. We expect to begin offering PCR services in May to qualified customers with a view towards being a lab partner of choice for our antibody test kit customers who need confirmatory results.”

About the SARS-CoV-2 Coronavirus (COVID-19)

Coronaviruses are a family of viruses that can lead to respiratory illness, including Middle East Respiratory Syndrome (MERS-CoV) and Severe Acute Respiratory Syndrome (SARS-CoV). Coronaviruses can be transmitted between animals and people and evolve into strains not previously identified in humans. On January 7, 2020, a novel coronavirus (SARS-CoV-2) was identified as the cause of pneumonia cases in Wuhan, Hubei Province of China, and additional cases have been found in a growing number of countries worldwide. COVID-19 is the disease caused by SARS-CoV-2.

About Todos Medical Ltd.

Headquartered in Rehovot, Israel, Todos Medical Ltd. (OTCQB: TOMDF) engineers life-saving diagnostic solutions for the early detection of a variety of cancers. The Company’s state-of-the-art and patented Todos Biochemical Infrared Analyses (TBIA) is a proprietary cancer-screening technology using peripheral blood analysis that deploys deep examination into cancer’s influence on the immune system, looking for biochemical changes in blood mononuclear cells and plasma. Todos’ two internally-developed cancer-screening tests, TMB-1 and TMB-2, have received a CE mark in Europe and are currently in a pre-commercial study with its distribution partner Orot+ (a division of Luces-Orot). Todos recently entered into an exclusive option agreement to acquire U.S.-based medical diagnostics company Provista Diagnostics, Inc. to gain rights to its Alpharetta, Georgia-based CLIA/CAP certified lab and Provista’s proprietary commercial-stage Videssa® breast cancer blood test. The transaction is expected to close in the second quarter of 2020.

Through Breakthrough Diagnostics, Inc., its joint venture with Amarantus Bioscience Holdings, Inc. (OTC: AMBS), Todos is also actively involved with the development of blood tests for the early detection of neurodegenerative disorders, such as Alzheimer’s disease. Todos expected to complete the remaining unowned interest in Breakthrough in the second quarter of 2020.

Todos recently entered into distribution agreements with China-based companies to distribute certain novel coronavirus (COVID-19) test kits. The Company has entered into distribution agreements covering the U.S. and Israel with Gibraltar Brothers & Associates, LLC, a U.S.-based subsidiary of Shanghai Liangrun Biomedicine Technology Co. (Shanghai), for its proprietary colloidal gold immunochromatography (Colloidal Gold) point-of-care IgM/IgM-based antibody test kits, and with 3DMedicine Science & Technology Co (3DMed), a China-based cancer precision medicine company, for distribution in the U.S. and Israel of its ANDiS® SARS-CoV-2 Detection Kit (COVID), ANDiS® SARS-CoV-2 & Influenza A/B Detection Kit (COVID/Flu) and its proprietary ANDiS®350 3DMed Automated Solution countertop real-time PCR machine (3D Machine). Todos has formed Corona Diagnostics, LLC, a joint venture with Emerald Organic Products, Inc. (OTC: EMOR), to support the commercialization of its COVID-19 testing paradigm.

For more information, please visit https://www.todosmedical.com/

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements. For example, forward-looking statements are used when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on current expectations of management, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical, please refer to its reports filed from time to time with the U.S. Securities and Exchange Commission.

Investor and Corporate Contact:

Kim Sutton Golodetz

LHA Investor Relations

Senior Vice President

(212) 838-3777

kgolodetz@lhai.com

Corporate Contact:

Daniel Hirsch

Todos Medical

(347) 699-0029

Dan.h@todosmedical.com

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